FOIA Confidential Treatment Request by Covanta Holding Corporation

January 13, 2014
Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Covanta Holding Corporation
Form 10-K for Fiscal Year Ended December 31, 2012
Filed: February 15, 2013
Form 10-Q for the Fiscal Quarter Ended September 30, 2013
Filed: October 24, 2013
File No. 1-06732

Dear Ms. Thompson:

As Executive Vice President and General Counsel of Covanta Holding Corporation (the “Company”), I am responding to your letter dated December 30, 2013 to Anthony J. Orlando (the “Comment Letter”), the Company’s President and Chief Executive Officer. To facilitate your review, each comment in the Comment Letter is set forth below in bold type and my corresponding response appears below it in ordinary type.

Form 10-K for Fiscal Year Ended December 31, 2012
Business, page 5

1.
We note your disclosure on page 9 that you lease certain facilities and related real estate and, where you have a leasehold interest, you generally have renewal rights which extend beyond your service contracts. You further disclose that rent prior to the expiration of service contracts is generally nominal and rent during site lease renewal periods may either be factored into service renewal terms or set based on market conditions. Please tell us how you account for your rental obligations, including, if applicable, how you factor renewal periods into your lease term determination and straight-line rental expense computations.

Response:
We either own or lease the real estate related to our facilities. Where we have a leasehold interest in the real estate (a "Site Lease"), we typically lease the real estate from the local client community with whom we originally contracted for waste disposal service, for a term that exceeds the term of the service contract. Site Leases typically have renewal rights beyond their original terms, at our option. At the commencement of Site Leases, rent after the expiration of the original term is not known. Rather, the rent payments are negotiated at the time of renewal (if then exercised) based on a variety of market factors at that time. The total known amount of rent is recognized on a straight-line basis over the original term in accordance with Accounting Standard Codification (“ASC”) 840-20-25-2(a). Renewal periods for which the rental amounts are not known are not factored into the determination of the minimum lease term and are not included in straight-line rental expense computations.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40
Results of Operations, page 42

2.
We note your disclosure on page 16 that you temporarily cease operations at certain facilities to perform scheduled plant maintenance or when market factors render such facilities unprofitable. We also note your disclosure on page 65 of an unplanned closure, the turbine generator failure in January 2012 that temporarily shut down your Stanislaus energy-from-waste facility. To the extent material, please ensure your MD&A adequately addresses the impact of these temporary closures on your results of operations, including estimates of lost revenues as well as the quantification of specific costs incurred. Please also discuss any known trends regarding the timing and duration of planned closures. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response:
As required by Item 303(a) of Regulation S-K and SEC Release No. 33-8350, we focus on the following points in determining the appropriateness and materiality of the content included in Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A"):

•
we focus on “material” information and eliminate immaterial information that does not promote an understanding of our financial condition, liquidity and capital resources, changes in financial condition and results of operations;

•	we identify and discuss key performance indicators, including non-financial performance indicators, that we use to manage the business and that would be “material” to investors; and

•	we identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a “material” effect on financial condition or operating performance.
We note for the Staff that the MD&A - Overview includes a discussion of factors affecting business conditions and financial results (reference to Item 1. Business - Markets, Competition and Business Conditions of the Covanta Holding Corporation Form 10-K for Fiscal Year Ended December 31, 2012 (“2012 Form 10-K”)), including economic, seasonal and performance issues. We believe that we have highlighted trends for timing and duration of scheduled plant maintenance in the following disclosure in the 2012 Form 10-K:
Seasonal - Our quarterly operating income within the same fiscal year typically differs substantially due to seasonal factors, primarily as a result of the timing of scheduled plant maintenance. We conduct scheduled maintenance periodically each year, which requires that individual boiler and/or turbine units temporarily cease operations. During these scheduled maintenance periods, we incur material repair and maintenance expenses and receive less revenue until the boiler and/or turbine units resume operations. This scheduled maintenance usually occurs during periods of off-peak electric demand and/or lower waste volumes, which are our first, second and fourth fiscal quarters. The first half of the year scheduled maintenance period is typically the most extensive, while the third quarter scheduled maintenance period is the least extensive. Given these factors, we normally experience our lowest operating income from our projects during our first half of each year. (p.16 of 2012 Form 10-K)
Further, as we identify certain trends, we believe that we have expanded our disclosures to discuss known trends, and while future estimation and quantification is uncertain, we believe that we have provided directionality of such trends. For example, we note that we updated our Performance disclosure in the MD&A - Overview in the Quarterly Report on Form 10-Q for the period ended September 30, 2013 ("Q3 Form 10-Q") to discuss the known trend regarding future maintenance, as follows:

Performance - We have historically performed our operating obligations without experiencing material unexpected service interruptions or incurring material increases in costs. In addition, with respect to many of our contracts, we generally have limited our exposure for risks not within our control. Across our fleet of facilities, we operate and maintain a large number of combustion units, turbine generators, among other systems, and the average age of our facilities is approximately 25 years. On an ongoing basis, we assess the effectiveness of our preventative maintenance programs, and implement adjustments to those programs which improve facility safety, reliability and performance. These assessments are tailored to each facility's particular technologies, age, historical performance and other factors. As our facilities age, we expect that the annual expense required to maintain our facilities will increase in order to ensure that historical levels of safe, reliable performance continue. For additional information about such risks and damages that we may owe for unexcused operating performance failures, see Item 1A. Risk Factors included in our Form 10-K. In monitoring and assessing the ongoing operating and financial performance of our businesses, we focus on certain key factors: tons of waste processed, electricity and steam sold, and boiler availability. (p.33 of Q3 Form 10-Q)
As outlined below, in the MD&A - Results of Operations discussion, we focus on the impact of scheduled and unscheduled plant maintenance on revenues and plant operating expenses. Planned maintenance outages are part of our normal business process, and as such do not have a significant impact on revenues. Significant changes in plant maintenance expenses would result from unplanned maintenance events or significant changes in the timing of planned maintenance.
To the extent that variances caused by maintenance and/or outages were not material, we did not include estimates of lost revenues or a quantification of specific costs incurred. We review the materiality of such variances in terms of lost revenues and costs incurred to determine whether additional disclosure may be required and include a discussion of the impact resulting from unplanned losses (whether or not insured) at our facilities if material to our results. For example, we note for the Staff the following additional disclosures of known trends and uncertainties:

A.
Outages for plant maintenance - For the year ended December 31, 2012, the variances for maintenance and/or outages were not material. On p. 44 of the 2012 Form 10-K, we present a tabular presentation of the 2012 vs. 2011 variance of $5 million (2% reduction) for plant maintenance. Even though not material, we believe that plant maintenance is an important factor to readers of the financial statements. In the paragraph above the table, we also provided numerical impacts on the drivers of that $5 million, even though not material.

In our Quarterly Reports on Form 10-Q for 2013, unscheduled plant maintenance expenses at our energy-from-waste (“EfW”) facilities was a material factor affecting results of operations and we provided quantification of the impact of this unscheduled maintenance in our discussion of revenues and operating expense variances, such as in the following disclosures in our Q3 Form 10-Q:

•
Electricity and steam sales from our Americas EfW facilities increased by $22 million for the nine month comparative period, primarily due to service contract transitions that increased our share of the energy revenue at certain facilities ($18 million), higher energy market prices ($6 million), and the addition of the Camden facility, partially offset by lower energy production ($2 million), primarily resulting from downtime from unscheduled and extended maintenance outages at our EfW facilities in the first quarter of 2013.

•	Plant operating expenses in our Americas segment increased by $24 million for the nine month comparative period, of which $8 million related primarily to unscheduled and extended maintenance outages.

•
For the Americas segment, operating income excluding net write-offs (gains) was $156 million for the nine months ended September 30, 2013, compared to $163 million in the prior year comparative period. The decrease of $7 million was primarily due to the negative impact of downtime from unscheduled and extended maintenance outages in the first three quarters of 2013 and lower recycled metal market pricing, partially offset by a gain related to the termination of our defined benefit pension plan, a gain related to a contract amendment, and an energy contract termination payment. Overall waste market pricing is relatively flat year over year, while some operating costs continued to escalate with inflation.

B.
Biomass - In 2012, 2011, and 2010, revenue from our biomass projects represented approximately 4%, 4%, and 5%, respectively, of our Americas segment total revenue. We consider these amounts to be immaterial to our results of operations, however, in the MD&A, we included the discussion and tabular presentation on p. 43 of the 2012 Form 10-K to highlight information for biomass revenue contracted at fixed prices and those at market and the impact of lower production. Although the amounts are immaterial, in order to provide further clarity, in the future, we will modify this disclosure, where applicable, to “lower production due to dispatched facilities” in order to highlight this trend.

C.
Stanislaus EfW Facility - The Stanislaus EfW facility experienced a significant turbine generator failure in January 2012, requiring a complete replacement of the turbine generator. The facility was taken off-line temporarily, however since it is capable of processing waste without utilizing the turbine generator, the facility resumed operations during the first quarter of 2012. The facility began to generate electricity during the fourth quarter of 2012 after the new turbine generator was installed. It is significant to note that the turbine generator failure was an insurable loss for which insurance proceeds significantly mitigated the economic impact, therefore ultimately rendering the financial impact immaterial. For example, the loss of electricity and steam revenue (0.2% of total electricity and steam revenue) was not material to our results of operations, and therefore was not highlighted in the MD&A discussion of electricity and steam sales. The MD&A discussion of other operating expenses references the table in Note 14. Supplementary Information in the 2012 Form 10-K, to highlight insurance recoveries by year and the Stanislaus disclosure. As noted on this chart on p. 111 of the 2012 Form 10-K, the variance for insurance recoveries was $2 million and was not considered material to highlight in the MD&A discussion.

As noted above, prior to 2013, the impact of unscheduled maintenance and/or outages was not material to our results of operations, and therefore we believe that amending our 2012 Form 10-K is not required. In future filings, to the extent material, we will ensure that our MD&A adequately addresses the impact of such events on our results of operations, including the directionality of future lost revenues, as well as estimates or quantification of specific costs incurred. We will continue to discuss any known trends which might cause us to consider plant closures and the directionality of the financial impact of such actions, to the extent known and material; however, we do not know and cannot predict events prospectively that may cause extended maintenance and/or outages.
Sources and Uses of Cash Flow from Continuing Operations, page 53

3.
Please provide a more informative analysis and discussion of changes in cash flows, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response:
A significant portion of our quarterly changes in cash flows in recent periods have been due to the timing of contracted receipts and disbursements for construction activity (which are significant and sometimes uneven in amount and not paid at regular intervals, under applicable contracts) and higher cash interest payments.

These factors were material in 2013; therefore, we note for the Staff that in our Q3 Form 10-Q MD&A Liquidity section, we believe that we have provided a more informative discussion regarding trends and variability in cash flows as follows:
LIQUIDITY AND CAPITAL RESOURCES
We typically receive cash distributions from our Americas segment projects on either a monthly or quarterly basis, with additional distributions at certain projects made on a semi-annual or annual basis, most significantly in the fourth quarter. The frequency and predictability of our receipt of cash from projects differs depending upon various factors, including whether restrictions on distributions exist in applicable project debt arrangements, whether a project is domestic or international, and whether a project has been able to operate at historical levels of production. The timing of our receipt of cash from construction projects for public sector clients is generally based upon completion milestones as set forth in the applicable contracts, and the timing and size of these milestone payments can result in material working capital variability between periods. (p.49 of Q3 Form 10-Q)
Other Factors Affecting Liquidity
We may from time to time engage in construction activity for public sector clients, either for new projects or expansions of existing projects. We historically receive payments for this activity based upon completion of milestones as set forth in the applicable contracts, and the timing and size of these milestone payments can result in material working capital variability between periods. This variability can in turn result in meaningful swings between periods in our Cash Flow from Operations and Free Cash Flow (which we use as a non-GAAP liquidity measure). (p.58 of Q3 Form 10-Q)
The variance from working capital related to construction activity was not material between 2012 and 2011, as construction working capital was approximately $(6) million and $(7) million for the years ended December 31, 2012 and 2011, respectively. Therefore, we believe that amending our 2012 Form 10-K is not required.
In future filings, we will include more informative analysis and discussion of significant changes in cash flows, to the extent material, including changes in working capital components, to ensure that our discussion is not merely a recitation of changes evident from the financial statements. In future filings, to the extent applicable and material, we will continue to incorporate additional information in the MD&A - Liquidity and Capital Resources discussion as required by Item 303(a) of Regulation S-K and SEC Release No. 33-8350.
Financial Statements for the Year Ended December 31, 2012, page 73
Note 1. Organization and Summary of Significant Accounting Policies, page 82
Renewable Energy Credits, page 83

4.
Please quantify for us the amount of renewable energy credits recognized in income during the periods presented. To the extent that these amounts are material to pre-tax income or net income, please disclose the amounts in future filings.

Response:
The amount recognized in income and their respective percentage of pre-tax income (excluding Net Write-downs or Gains) was as follows (in millions, except percentages):

	REC amount recognized	Pre-tax income excluding Net Write-downs (Gains)%
2010	$10	$91	11%
2011	$4	$112	4%
2012	$5	$88	6%

In future filings, we will continue to review the materiality of Renewable Energy Credits ("RECs") amounts recognized in income and disclose the amount of RECs recognized in income during the periods presented to the extent the amounts are material.
Impairment of Goodwill, Other Intangible and Long -Lived Assets, page 86

5.	We note that you have aggregated all Americas components into a single reporting unit since you indicate that they share similar economic characteristics. Please address the following comments:

•	Please identify for us all of your components and explain how you determined your components.

•
We note your table on page 8 that summarizes the nature and number of your facilities operating as tip fee projects, service fee projects that you own, and service fee projects that you do not own but operate on behalf of the municipal owner. Please tell us if you have identified each contract type or each individual facility as a component and, if applicable, clarify how those components qualify for aggregation into a single reporting unit. If each facility or contract type does not qualify as a component, please address the reasons supporting your conclusion.

•
If you identified each of your biomass projects as a component, please tell us in detail how they qualify for aggregation with your energy-from-waste facilities. We note that, at times, your biomass facilities have experienced negative margins and you have economically dispatched them off-line based on variability in costs of fuel and revenues. We also note that the biomass projects generate income from the sale of renewable energy credits.

Response:

We routinely analyze our reportable segments, operating segments and components, as defined in ASC 280 - Segment Reporting, and have identified reportable segments, operating segments and components as follows:
Reportable segments - Americas and All Other (comprised of International and Insurance)
Operating segments - Americas, International and Insurance

Components	- Facilities and Insurance Subsidiary
We view our components to be at a facility and insurance subsidiary level which is the lowest level of identifiable cash flows or discrete financial information available.
Most of our energy-from-waste facilities were developed and structured contractually as part of competitive procurement processes conducted by municipal entities. As a result, many of these projects have common features. However, each agreement is unique, reflecting the specific needs and concerns of a client community, and other factors, such as the configuration of the facility, the technology used and the age of the facility. We have provided disclosure grouping our contracts that have common characteristics, as follows: (i) tip fee; (ii) service fee owned; and (iii) service fee operated in Item 1. Business - Americas Segment of our 2012 Form 10-K. While we believe that this information is useful to readers, the Company does not review discrete financial information at the facility level based on type of contract, and thus we do not consider the contract type to be a component.
Based on ASC 280-10-50-11, we are permitted to aggregate some or all of these components if they have similar economic characteristics. Our EfW and biomass facilities are, fundamentally, power plants, and so share many common operating and production characteristics. As such, during 2012 and prior years, we have utilized common management structures for both types of plants, organized geographically by region. The components or facilities within the Americas geographic regions are aggregated into the Americas operating segment based upon the following considerations, and as incorporated below, our biomass facilities share substantial economic and operating similarities with our EfW facilities and therefore are aggregated within the Americas operating segment:

Characteristic	Analysis
The nature of products and services
Each EfW facility provides waste disposal services, metals recycling services and generates power. Biomass facilities provide waste disposal services and generate power. Both EfW and biomass facilities generate and sell RECs in certain states, such as Massachusetts, Connecticut and New Jersey.

The nature of the production processes
Each facility (including biomass facilities) utilizes waste combustion to generate power. EfW facilities process municipal solid waste and non-hazardous industrial waste. Biomass facilities process wood waste.

The type or class of customer for their products and services
EfW waste customers include municipalities, private haulers, or a combination thereof. Biomass waste suppliers include companies in the forestry, agriculture, and construction sectors (in some cases). Power customers are typically utilities or regional power pools for both EfW and biomass facilities.

The methods used to distribute their products or provide their services
Our method of providing waste disposal services, metals recycling services (if applicable) and power generation is similar across all EfW and biomass facilities. The method of providing power generation from our EfW and biomass facilities is similar as well; i.e, interconnection with and delivery via utility transmission systems.

If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities
Each EfW and biomass facility operates in a highly regulated environment driven by state and federal laws and regulations primarily related to air, waste, and water emissions, as well as energy regulations applicable to the ownership and operation of energy generation facilities.

Similar long-term financial performance
Because EfW and biomass plants share many operating characteristics, we have utilized the same management structure to manage both operations. The significant costs are the same for each of the EfW and biomass facilities and consist of wages, plant maintenance, depreciation, and hauling & ash disposal. For EfW facilities, we are paid to receive fuel (i.e., waste materials of various types), whereas for biomass facilities, we purchase wood waste for fuel. We obtain fuel either under long-term contracts or at spot rates; longer term contracts are generally more available for EfW waste supply than from biomass waste suppliers.
Some of our biomass facilities have experienced negative margins from time to time and we have economically dispatched certain facilities based on variability in costs of fuel and energy pricing.
Both EfW and biomass facilities also generate income for RECs in certain states, such as Massachusetts, Connecticut and New Jersey.

Additionally, ASC 350-20-55-1, states that “a company should use its best judgment based on its specific facts and circumstances since no single factor or characteristic is determinative in deciding whether a component of an operating segment is a reporting unit. Key factors to consider are how a company manages its operations and how an acquired company is integrated with the acquiring company.” Further, the guidance indicates that the components within an operating segment do not have to meet every factor listed in ASC 280-10-50-11 for them to be economically similar.
It is significant to note that the biomass facilities do not constitute a material contributor to our revenues, with revenue from our biomass projects in 2012, 2011, and 2010 representing approximately 4%, 4%, and 5%, respectively, of our Americas segment total revenue. Additionally, assets from our biomass projects represented approximately 3% of our Americas segment total assets for each year 2012, 2011, and 2010. Accordingly, we believe that aggregation of the biomass facilities in the Americas segment based on the economic similarities to our EfW facilities and the immateriality of these facilities to our results of operations is both appropriate and consistent with the objectives of ASC 280-10-10-1.

Our international businesses are managed by a different group of executives, and because in these businesses we are generally minority partners in joint ventures, these facilities do not share similar economic characteristics as our Americas segment. Therefore, based on the above factors, our international facilities are considered a separate operating segment. We have no goodwill assigned to these businesses.
Additionally, the remaining businesses of our insurance subsidiaries were transitioned into run-off in 2012, and collectively accounts for less than 1% of our consolidated revenue. Therefore, our insurance subsidiaries are considered a separate operating segment.
Note 3. Business Development and Acquisitions, page 89

6.
We note that you acquired a 100% interest in the Delaware Valley energy-from-waste facility during December 2012 and recorded a $44 million gain on the settlement of a pre-existing relationship based on the difference between your previously recognized lease intangible and the fair value of the lease at acquisition. Please explain to us in greater detail how your accounting for this settlement complies with ASC 805-10-55-21. In doing so, quantify for us the previously recognized lease intangible and the fair value of the lease at acquisition and reconcile the $94 million purchase price to the $230 million of net assets acquired disclosed in the purchase price allocation table on page 90.

Response:
In December 2012, we acquired 100% ownership interest in TIFD III-L LLC (the "Owner Participant"), which held a 100% beneficial interest in an established trust (the "Owner Trust") that owned the Delaware Valley Resource Recovery Facility ("Delaware Valley'').
We have operated Delaware Valley since 2005 through a lease arrangement with the Owner Trust, which had an initial term scheduled to expire in 2019. We acquired the operating subsidiary that held the lease with the Owner Trust in 2005, and an intangible asset was established in purchase accounting relating to the favorable lease assumed by the Company.
In 2012, upon acquisition of the Owner Participant, we effectively settled the pre-existing lease arrangement and we recorded a $94 million gain in accordance with ASC 805-10-55-21(b), which was partially offset by the write-off of the remaining $50 million intangible asset in accordance with ASC 350-10-35-14, for a net gain of $44 million.
We concluded that this transaction met the business combination criteria in ASC 805-10-25-1 and ASC 805-10-55-4. We engaged a third party specialist to prepare a valuation of the facility, the assets in the collateral trust established to secure project debt service and scheduled payments to the Owner Participant, which held $122 million of liquid assets (primarily municipal bonds), and the fair value of the pre-existing lease arrangement. Due to the fact that there was a pre-existing relationship (i.e., the lease) between the parties to this transaction, we evaluated the lease in order to determine if it was favorable or unfavorable when compared to current market terms. Based on our evaluation of ASC 805-10-55-21(b), the resulting net favorability was recorded to the income statement. We terminated a lease that was unfavorable when compared to market by $94 million, which was partially offset by the write-off of the remaining $50 million intangible asset, and recorded a net gain of $44 million in the income statement. The value of the pre-existing lease has been determined based upon current market conditions for similar properties (using level 3 information) in accordance with ASC 820-10-35-37.

Consistent with the foregoing analysis, the following sets forth the purchase price allocation and reconciles the purchase price to the $230 million of assets acquired (in millions):

	Restricted funds held in trust - current	$19
	Restricted funds held in trust	103
	Property, plant and equipment	216
	Goodwill	17
	Total assets acquired	$355
	Current liabilities	2
	Current portion of project debt	23
	Project debt	41
	Deferred income taxes	59
	Total liabilities assumed	$125
	Net assets acquired	$230

		Fair Value
	Cash Consideration	$94
Plus:	Assumed Debt	64
Plus:	Settlement of Pre-Existing Lease	94
Plus:	Prepaid Operating Lease (a)	31
Plus:	Leasehold Improvements (a)	11
	Total consideration	294
Less:	Assumed debt	(64)
	Net assets	$230

(a)	This is a historical asset that was recorded prior to acquisition.

Note 4. Dispositions, page 93

7.
We note that you sold two landfill gas projects located in California during 2011 and recorded a gain of $9 million. Please tell us why these disposed projects do not qualify for classification within discontinued operations.

Response:
In 2011, we owned and operated two landfill gas projects located in California and one in Massachusetts which produce electricity by combusting methane gas produced in landfills. In 2011, we sold the two landfill gas projects located in California, received cash proceeds of approximately $12 million and recorded a gain of $9 million. We continue to own and operate the landfill gas project in Massachusetts.

We did not classify these project assets within discontinued operations, as the revenue, operating expenses and operating income from these assets were not material to our results of operations. For 2011 and 2010, revenue from our landfill gas projects was less than 1% of our Americas segment revenue, and for 2011, the $9 million gain was 4% of operating income. Although revenue and operating income were not material, we did provide disclosure of this gain in Note 4. Dispositions and in Note 14. Supplementary Information - Other Operating Expenses of the notes to the 2012 Form 10-K.

Note 6. Financial Information by Business Segments, page 96

8.
We note that you have identified one reportable segment, Americas, which is comprised of waste and energy services operations primarily in the United States and Canada. If, as it appears, you determined you have only one significant operating segment, please explain to us how your CODM is able to effectively assess your performance and allocate resources based solely on the aggregated Americas operating results. In this regard, it appears that you generate revenue in multiple ways and that different types of facilities have different profit margins. To assist us in understanding how you determined your operating segments, please tell us how you identified your Chief Operating Decision Maker (CODM), describe to us the discrete financial information regularly provided to your CODM and Board of Directors, and provide us with recent representative copies of those reports.

Response:
ASC 280-10-50-1 defines an operating segment as a component of a public entity that has all of the following characteristics:

A.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses related to transactions with other components of the same public entity).

B.	Its operating results are regularly reviewed by the public entity’s Chief Operating Decision Maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance.

C.	Its discrete financial information is available.
As of December 31, 2012, we had four operating segments: Americas, Asia, Europe and Insurance. Management ceased pursuing projects in the United Kingdom in 2013 (see Comment #10), and as a result, with minimal remaining activities in Europe, we consolidated into three operating segments: Americas, International and Insurance which meet the criteria in ASC 280-10-50-1 for the operating segments, as summarized below:

	A	B	C
Americas	Generates revenues and incurs expenses primarily from energy-from-waste activities, including biomass energy generating operations.	The results are reviewed on a monthly basis by the CODM to assess performance. Capital allocation decisions are also made at this level.	Discrete financial information is available.
International	Generates revenues and incurs expenses primarily from the generation of energy-from-waste activities through joint ventures, as well as through business development activities.	The results are reviewed on a monthly basis by the CODM to assess performance. Capital allocation decisions are also made at this level.	Discrete financial information is available.
Insurance
Generates revenues and incurs expenses from the property, casualty and surety insurance business; however, our insurance businesses were placed into run-off in 2012 and generate revenue only from statutorily required renewals and investment income.

The CODM does not review the results for our insurance subsidiaries whose remaining businesses were transitioned into run-off in 2012, and collectively accounts for less than 1% of our consolidated revenue. The CODM does periodically review insurance subsidiaries information for funding decisions.
Discrete financial information is available.
We evaluated the quantitative thresholds prescribed by ASC 280-10-50-12 to determine our reportable segments. Additional financial information for reportable segments is required to be disclosed for operating segments that are greater than 10% of consolidated revenues, profit/loss, and assets. It is possible to aggregate certain operating segments if they share similar economic characteristics (based on an analysis of the criteria in ASC 280-10-50-11). Based upon the quantitative thresholds prescribed by ASC 280-10-50-12, the Americas segment is our only reportable segment that exceeds the quantitative thresholds, with International and Insurance grouped into “All Other” due to their immateriality.
CODM Assessment
ASC 280-10-50-5 defines the CODM as an individual (or group) whose function is to allocate resources and assess the performance of segments of the entity.
Anthony Orlando, Covanta’s Chief Executive Officer (“CEO”), is the CODM. Based on the monthly reports provided to the CEO (outlined below), the CEO has sufficient information to adequately assess performance and make resource allocation decisions at a segment level as follows:

•
Segment executives are responsible for operating, budgeting and reporting aspects of their respective units, and have senior management personnel within their units who report to them. Segment Executives report to the CEO and make resource allocation recommendations for their respective units. The CEO evaluates the performance of each unit on the basis of various management reports (outlined below) and is responsible for entity-wide resource allocation decisions.

•
As part of the ongoing performance assessment, the CEO evaluates non-financial operating statistics, such as boiler availability, tons processed, and energy and steam output. In addition, he reviews revenues and expenses provided in the monthly Flash Report (described below). The CEO utilizes this information to evaluate variability in revenues, production and margins, among other metrics.

•
Additionally, significant capital expenditure decisions (all capital expenditures over $500,000) are approved by the CEO (and in certain cases approved by the Board of Directors if in excess of CEO approval authority).

•	The CEO has final decision making responsibility on how resources are allocated.
Users of the financial statements are provided with the same segment financial data that the CODM uses to assess performance and allocate resources of the company.
Information Reviewed by the CODM
The discrete financial information provided monthly to the CODM is as follows:
Management Report

•	Results at a consolidated level - P&L, Balance Sheet, Adj. EPS, Adj. EBITDA, Free Cash Flow.

•	Safety, Environmental and Production Statistics for Americas and International.
Flash Report

•	Results at a consolidated level - P&L, Adj. EPS, Adj. EBITDA, Free Cash Flow.

•	Results for operating segments - P&L to Operating Income, Adj. EBITDA, Free Cash Flow.

•	Operating statistics (e.g., boiler availability, waste tons processed, energy generated)
- by Project and Region for Americas; - by Project for International.
Forecast Report

•	Results at a consolidated level - P&L, Adj. EPS, Adj. EBITDA, Free Cash Flow.

•	Results for all operating segments - P&L to Operating Income, Adj. EBITDA, Free Cash Flow.

The Management Report described above is the only discrete financial information provided monthly to the Board of Directors.

As discussed with the Staff, we have provided on a confidential and supplemental basis the supplementary reports described above for the twelve months ended December 31, 2012 (Management Report and Flash Report) and nine months ended September 30, 2013 (Management Report, Flash Report, Forecast Report) in paper format under separate cover pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended.
Note 14. Supplementary Information, page 111

9.
We note that you amended the service contract for your Essex energy-from-waste facility and recorded a non-cash write-off of an intangible liability of $29 million related to the below-market service contract which was recorded at fair value upon acquisition of the facility. Please tell us the nature and terms of the contract amendment and clarify the accounting guidance you utilized that required you to write-off the unfavorable lease liability.

Response:
In 2005, we acquired the Essex energy-from-waste facility as part of a larger acquisition transaction. In conjunction with this acquisition, we assumed a long-term service contract that had unfavorable terms relative to market at the time of the acquisition. As part of the purchase price accounting in 2005, we fair valued this unfavorable contract and established a contract intangible liability on the balance sheet in accordance with ASC 805-20-25-4.
In 2012, the acquired contracts that created the intangible liability were renegotiated and amended with new contracts with substantially different terms, pricing, rights and obligations.
The following summarizes the nature of the terms of the contract amendment:

•
In 2012, we entered into a series of agreements with the Port Authority of New York and New Jersey (“Port Authority”) and the New York City Department of Sanitation (“DSNY”) which converted the previously existing service agreement with the Port Authority (i.e., under which we are paid a fee for operating the facility and shared certain revenue streams with the Port Authority) into a “tip fee” arrangement (i.e., where we are paid on the basis of a per-ton of waste processed and retain all facility revenue streams), and also provided for the DSNY to continue to utilize approximately half of the facility's disposal capacity under a new 20 year waste disposal contract. These agreements became effective on January 1, 2013.

•
Prior to the amendments, we contracted with the Port Authority to provide waste services at the Essex facility. The Port Authority, in turn, contracted with the Essex County Utilities Authority ("ECUA") to provide waste services. The ECUA paid the Port Authority a per-ton fee, while the Port Authority paid us a service fee. In addition to the service fee paid by the Port Authority, we earned a per-ton fee directly for waste delivered by commercial customers in the market, which we shared with the Port Authority based on total volume of waste received by the Essex facility.

•	All of the rights and obligations of the Port Authority associated with the contracts between them and both the ECUA and DSNY have been transferred to us under the amendments.
This was a material amendment that substantially changed the contract and the business model of the Essex facility from a service fee facility (dedicated to and supported by a governmental agency) to a "tip fee" (where we assume more control and risk). In conjunction with these amendments and the substantially different terms, including pricing more representative of existing market conditions, we concluded that the intangible contract liability no longer existed and it was appropriate to write-off the unfavorable contract liability through the income statement in accordance with ASC 350-30-35-14. As a result, we recorded $29 million to the “Net write-downs” line item in the income statement in the 2012 Form 10-K.

10.
We note that you recorded write-offs of capitalized development costs during 2012 and 2011 related to a development project which you ceased to pursue in the United Kingdom. Based on page 20 of your Form 10-Q for the period ended September 30, 2013, we note that you recorded a similar $47 million write-off of capitalized development costs and land related to discontinued United Kingdom development projects. Please tell us the specific nature of these capitalized development costs and explain how these costs qualified for capitalization.

Response:
The following summarizes the write-offs of capitalized development costs (in millions):

	FY	FY	YTD
	2011	2012	Sept.2013
Planning/Permitting costs	$4	$5	$15
Land-related costs	1	6	32
Total	$5	$11	$47
Prior to mid-2013, we focused on development opportunities in the United Kingdom, where market demand, the regulatory environment and other factors encouraged alternative waste treatment technologies such as energy-from-waste. We capitalized development costs, in accordance with ASC-360-10-30-2, for various projects we pursued and evaluated the recoverability, in accordance with ASC 360-10-35-21, of each project based on events and outcomes during the development process that were indicative of the probability that the project would be completed. Business development costs were capitalized only when it was assessed to be probable that there will be future benefits that would exceed those costs. Start-up activities, such as introducing a new product or service or commencing new operations, were expensed as incurred in accordance with ASC 720-15-25-1. We only capitalized costs related to investments in the acquisition and improvement of land, not costs related directly to the bidding of municipal waste procurements or other development activities.
The type of costs that were capitalized includes the following:

•	Site preparation;

•	Engineering, construction, architectural design or other direct project activities;

•	Planning costs incurred specific to the design and specifications of a particular facility;

•	Land and land development costs;

•	Payments to obtain long-term land leases; and

•	Option costs to acquire land rights.
In 2013, we received notification that we were not selected as the preferred bidder for the Merseyside Recycling and Waste Authority's (“MRWA”) waste procurement. The MRWA waste procurement would have accounted for a significant portion of the capacity at a project located at Ince Park, Cheshire, England. Following the notification, we reviewed our overall business strategy in the United Kingdom and decided to cease further development activities in the United Kingdom and implement a staff reduction and began to evaluate alternatives for disposal, sale or abandonment of these projects. In accordance with ASC 360-10-35-21, based on this triggering event, we re-evaluated the recoverability of capitalized costs in the United Kingdom.

Note 16. Employee Benefit Plans, page 117

11.
We note that you recorded an $11 million pension settlement expense during the fourth quarter of 2012 and, as noted on page 22 of your September 30, 2013 Form 10-Q, a $6 million settlement gain during the first quarter of 2013. Please tell us how you accounted for these settlements and derived the settlement gains and losses. In doing so, please clarify why it appears your lump-sum settlements appeared to be costlier than your annuity settlements.

Response:
The Covanta Energy Pension Plan (“CEPP”), a qualified defined benefit pension plan, was frozen effective December 31, 2005. In 2011, we informed the participants of our plan to terminate the CEPP, which the IRS approved during the fourth quarter of 2012. Participants had the option to receive their benefits either through a lump sum payment or the purchase of an annuity contract.
Per ASC 715-30-35-83, the cost of a settlement for a cash settlement is the amount of cash paid to employees and the cost of a settlement using non-participating annuity contracts is the cost of the contracts.
Seventy-two percent (72%) of participants elected lump sum payments, which were paid ($62 million) in the fourth quarter of 2012. The amount paid exceeded the fiscal year 2012 service costs plus interest costs. In accordance with ASC 715-30-35-79, we recorded a pension settlement expense of $11 million, which was a result of a pro-rata recognition of unrecognized actuarial loss that was recorded in accumulated other comprehensive income ("AOCI").
We purchased $35 million of non-participating annuity contracts for the remaining participants in March 2013, which met the requirements for determination of final settlement in accordance with ASC 715-30-20.
The design and structure of the annuity contracts was based on factors such as future market performance, the interest rate at the final settlement and actual return on plan assets.
At the time of final settlement in March 2013, per ASC 715-30-35-79, the pension obligation and corresponding plan assets were re-measured based on the final settlement amounts and were recorded in AOCI. The re-measurement resulted in a $3 million reduction of the unrecognized actuarial loss. Therefore, under final settlement accounting, we recognized the remaining components in AOCI related to the CEPP in our income statement during the first quarter of 2013. This resulted in a pre-tax gain of $6 million, which was comprised of a $9 million prior service credit, partially offset by $3 million of actuarial losses. Accordingly, the lump-sum settlements appear to be costlier than the annuity settlements due to the lower percentage of participants electing an annuity settlement and changes in market conditions prior to final settlement, combined with the required re-measurement and resulting reduction in unrecognized actuarial losses at settlement. The defined benefit pension plan termination concluded with the purchase of the annuities during the first quarter of 2013.
Form 10-Q for Fiscal Quarter Ended September 30, 2013
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

12.
We note your disclosure on page 36 that recent economic conditions in the Americas have driven market pricing lower in the waste and energy markets in which you operate. You further disclose that entering into new waste and energy contracts has resulted in a reduction of operating income and cash flow from operations since the expired contracts were in place for many years and reflected above-market pricing. Since a number of your above market contracts expire in the coming years and you expect this trend to continue absent an improvement in waste and energy market pricing, please expand your disclosures to discuss the impact of this trend on your liquidity, capital resources and results of operations. Please quantify the impact, where possible, and consider providing additional information regarding the terms, size, and number of contracts set to expire.
Response:
Many of our waste and energy contracts have been in place for a number of years, particularly those that were entered into when a project was originally financed. Over time, markets for both waste and energy naturally have undergone changes that have affected pricing available for new contracts. We expect that these market forces will continue to shift pricing up and down over time. Thus, from time to time, our contracts for waste and energy have been and will continue to be, at any particular moment, either above or below then-current pricing available in the market. This has been and will continue to be a function of a variety of factors (regarding which we believe we have provided disclosure in Item 1. Business - Markets, Competition and Business Conditions on pages 15-25 of the 2012 Form 10-K), such as overall economic activity, regulatory and policy dynamics, competition, technology, etc. And fundamentally, pricing variances to market are only one of many commercial considerations that may affect the prospects, potential pricing and other terms under which specific contracts can be extended at or prior to expiration, and the financial impacts (positive or negative) to us that may result.
Accordingly, we believe it would be, in most cases, quite speculative and confusing to investors to provide specific disclosure regarding the financial impacts of pricing differences between our existing contracts and then-current market pricing, and disclosure of this type of information is not required by Item 303(a) of Regulation S-K and SEC Release No. 33-8350 or ASC 605-10-S99. In addition, no known trends can be determined from this information, as market forces will continue to shift pricing up and down and pricing differences will fluctuate based on a variety of factors noted above. Finally, such disclosure could also be competitively harmful to our business and our efforts at re-contracting at favorable rates.
Further, we respectfully submit that the inclusion of information with respect to the terms of each contract would involve the disclosure of commercially sensitive information that would be harmful to our business. However, it is significant to note that our filings include the following highlighted detailed information which does allow investors to assess the impact of future contract expirations on earnings and liquidity:

•
Facility capacity information and both waste and energy contract expiration dates are provided by type of energy-generating facility - See Item. 1. Business - Americas Segment. (2012 Form 10-K p.12-15);

•
We reference additional information specific to each recent facility renewal in Note 3. Business Development and Acquisitions in the 2012 Form 10-K and Note 3. Acquisitions, Business Development and Disposition in the Q3 Form 10-Q. (Q3 Form 10-Q p.11-12) (2012 Form 10-K p. 89-92);

•
We provide a schedule with historical and future effects of lower project debt repayment schedule and related debt service revenue resulting from contract transitions for our Americas segment. (Q3 Form 10-Q p. 35); and

•	We provide our 2013 projected mix of contracted and market-exposed energy megawatt hours. (Q3 Form 10-Q p.37).
In the event that we expect a single contract or multiple contracts that are due for renewal in the near-term will have a material impact on our liquidity and results of operations, and such impact is reasonably determinable, we will disclose appropriate information in our future filings to the extent that such information is not commercially sensitive. To date, we do not believe this type of information has been material to our results of operations requiring disclosure in prior filings.

* * * * *
The Company understands that this response will be considered confirmation of the Company’s awareness of the Company’s obligations under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, and that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments, please do not hesitate to contact me directly at 862.345.5372.

Sincerely,

Timothy J. Simpson

cc:	Anthony Orlando
Bradford Helgeson
Thomas Bucks
David S. Stone